AMENDMENT TO SCHEDULE A
OF THE PLAN PURSUANT TO RULE 12B-1
TRIMTABS ETF TRUST

The following series of TrimTabs ETF Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
TrimTabs All Cap International Free-Cash-Flow ETF	0.25%
TrimTabs All Cap U.S. Free-Cash-Flow ETF	0.25%
TrimTabs Donoghue Forlines Risk Managed Innovation ETF	0.25%
TrimTabs Donoghue Forlines Tactical High Yield ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout each month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Shares. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved by the Trustees.

Executed:  [first launch date of any Fund listed above]